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                                                                  EXHIBIT 99.(c)

      The following provisions of the Articles of Incorporation and By-Laws of Merrill Lynch Investment Managers Funds, Inc. Constitute all instruments defining the rights of holders of the securities proposed to be offered:

I.    Relevant Provisions of the Articles of Incorporation

      Article II              Purposes and Powers
      Article IV              Capital Stock
      Article V, Section 3    Provisions for Defining, Limiting and Regulating
                              Certain Powers of the Corporation and of the Directors and Stockholders
      Article VI              Redemption
      Article IX              Amendment

II.   Relevant Provisions of By-Laws

      Article II              Meeting of Stockholders
      Article VII             Capital Stock
      Article XIII            Annual Statement